UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number:  1-14842

                                   e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|           No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

This report on Form 6-K is incorprated by reference to e-SIM Ltd.'s registration statement on Form S-8 filed with the Securities and Exchange Commission, or the Commission, on February 23, 1999 (Registration No. 333-10046) and its registration statement on Form S-8 filed with the Commission on September 29, 2003 (Registration No. 333-109212).

The following are included in this report on Form 6-K:

                                                            Sequential
 Exhibit                  Description                       Page Number
 -------                  -----------                       -----------

  1.          Press release, dated June 15, 2004.               3









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
         FOR IMMEDIATE RELEASE

         MEDIA CONTACT:                              INVESTOR CONTACT:
         Judyth Eichenholz                           Yaron Eldad
         e-SIM Ltd.                                  e-SIM Ltd.
         +1-888-742-9364                             +972-2-587-0770
         judyth@e-sim.co.il                          yaron@e-sim.co.il
         ------------------                          -----------------


                    E-SIM LTD. REPORTS FIRST QUARTER EARNINGS


         JERUSALEM, Israel, June 15, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the first quarter, ended April 30, 2004.

         Revenues for the first quarter of 2004 were $1,206,740, compared to $1,099,856 for Q4 2003, representing an increase of 10%. The revenues for Q1 2003 were $1,160,886, showing an increase of 4%.

         Gross profit for the current quarter was $748,055 as compared to $483,946 for Q4 2003, showing an increase of 55% over the immediately preceding quarter; Gross profits for Q1 2003 were $712,370, representing an increase of 5%.

         Total operating expenses for the recent quarter were $1,160,249, a decrease of 11% from the previous quarter's figure of $1,307,457 and 17% less than the $1,402,294 in the comparable quarter in 2003.

         Net loss for the current quarter was $542,951 or $0.03 per share, compared with a net loss of $1,960,321 or $0.15 per share in the fourth quarter of 2003, a decrease of 72%. This quarter's net loss also showed a decrease of 35% when compared to the net loss of $831,763 or $0.07 per share in Q1 2003.

         The company's backlog of orders is strong at $2.2 million.

         The chairman and CEO of e-SIM Ltd., Marc Belzberg, said, "We are pleased to report this quarter's financial results. We are working vigorously to ensure that these improved results signify a trend toward increased revenue that will steadily bring us closer to the break-even point."

         ABOUT E-SIM

         Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of platform vendors and wireless handset manufacturers, including Texas Instruments, FreeScale (formerly Motorola SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #





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

                                                                                           E-SIM LTD.
                                                                                 CONSOLIDATED BALANCE SHEETS
                                                                                        IN U.S. DOLLARS

                                                                                  April 30,              January 31,
                                                                    ---------------------------------------------------
                                                                                    2004                     2004
                                                                    ---------------------------------------------------
                                                                                 (Unaudited)
        ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                     542,954                  238,063
     Trade receivables                                                             236,045                  567,847
     Other receivables and prepaid expenses                                        245,515                  347,001
                                                                    ---------------------------------------------------

 Total current assets                                                            1,024,514                1,152,911
                                                                    ---------------------------------------------------

 SEVERANCE PAY FUND                                                                781,795                  714,141
                                                                    ---------------------------------------------------

 LONG TERM PREPAID EXPENSES                                                         62,799                   62,800
                                                                    ---------------------------------------------------

 PROPERTY AND EQUIPMENT, NET                                                       422,752                  439,822
                                                                    ---------------------------------------------------

                                                                                $2,291,860               $2,369,674
                                                                    ===================================================
 LIABILITIES AND SHAREHOLDERS'
     DEFICIENCY

 CURRENT LIABILITIES:
     Short term credit from banks                                                   50,688                      881
     Current maturities of long term bank loans                                  2,052,588                2,653,880
     Current maturities of long term convertible bank loans                        705,094                  641,344
     Trade payables                                                                543,107                  795,926
     Other convertible loan, net                                                    86,170                   72,341
     Employees and payroll accruals                                                812,441                  777,981
     Deferred revenues                                                           1,285,007                  766,309
     Accrued expenses and other liabilities                                        462,507                  458,190
                                                                    ---------------------------------------------------

 Total current liabilities                                                       5,997,602                6,166,852
                                                                    ---------------------------------------------------
 LONG-TERM LIABILITIES:
     Long term capital lease obligation, net of current maturities                  39,882                   43,285
     Royalties to government authorities                                           538,482                  456,045
     Accrued severance pay                                                       1,141,088                1,104,762
     Related parties                                                             1,352,917                1,250,750
                                                                    ---------------------------------------------------
 Total long term liabilities                                                     3,072,369                2,854,842
                                                                    ---------------------------------------------------

 SHAREHOLDERS' DEFICIENCY                                                       (6,778,111)              (6,652,020)
                                                                    ---------------------------------------------------
                                                                                $2,291,860               $2,369,674
                                                                    ===================================================

                                                                    E-SIM LTD.
                                                                   CONSOLIDATED
                                                                  STATEMENTS OF
                                                                   OPERATIONS
                                                                 IN U.S. DOLLARS

                                                       Three months ended                          Year ended
                                                           April 30,                               January 31,
                                           ------------------------------------ ---------------------------------------------
                                                      2004             2003              2004           2003           2002
                                           ------------------------------------ ---------------------------------------------
                                                  (unaudited)       (unaudited)       (unaudited)     (audited)     (audited)
 Revenues :
         Products                                    $543,745         $412,593       $1,818,726     $3,304,047    $3,030,709
         Services                                     662,995          748,293        2,682,513      2,916,085     2,005,616
                                           ------------------------------------ ---------------------------------------------
                                                    1,206,740        1,160,886        4,501,239      6,220,132     5,036,325
                                           ------------------------------------ ---------------------------------------------
 Cost of revenues :
         Products                                      34,414           26,246          122,022        267,132       169,400
         Services                                     424,271          422,270        1,982,867      1,662,618     1,775,408
                                           ------------------------------------ ---------------------------------------------
                                                      458,685          448,516        2,104,889      1,929,750     1,944,808
                                           ------------------------------------ ---------------------------------------------

 Gross profit                                         748,055          712,370        2,396,350      4,290,382     3,091,517
                                           ------------------------------------ ---------------------------------------------

 Operating expenses:
     Research and
         development, net                             381,244          394,135        1,560,386      1,463,965     2,609,742
     Selling and marketing, net and
         general and administrative                   779,005        1,008,159        3,634,778      4,260,681     7,853,854
      Restructuring and impairment
           of web-site development costs                    -                -                -              -       910,303
                                           ------------------------------------ ---------------------------------------------

 Total operating expenses                           1,160,249        1,402,294        5,195,164      5,724,646    11,373,899
                                           ------------------------------------ ---------------------------------------------

 Operating loss                                      (412,194)        (689,924)      (2,798,814)    (1,434,264)   (8,282,382)
 Financial expenses (income), net                     127,933          130,576        1,343,159         (8,961)      209,345
 Other expenses, net                                        -              597                -         94,640       426,108
                                           ------------------------------------ ---------------------------------------------

 Net loss before taxes on income                     (540,127)        (821,097)      (4,141,973)    (1,519,943)   (8,917,835)
 Taxes on income                                        2,824           10,666          105,887        199,271        62,247
                                           ------------------------------------ ---------------------------------------------

 Net loss                                           ($542,951)       ($831,763)     ($4,247,860)   ($1,719,214)  ($8,980,082)
                                           ==================================== =============================================

 Basic and diluted net loss per share                  ($0.03)          ($0.07)          ($0.36)        ($0.15)       ($0.77)
                                           ==================================== =============================================
 Weighted average number of
    shares used in computing :
         basic and diluted loss per share          19,823,595       11,665,359       11,963,056     11,665,359    11,663,170
                                           ==================================== =============================================


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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           e-SIM LTD.


Date:  June 21, 2004                       By       /s/ Yaron Eldad
                                                 -------------------------------
                                           Name:  Yaron Eldad
                                           Title: Chief Financial Officer
                                                  and Chief Operating Officer





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